                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                   For the fiscal year ended December 31, 2006

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from                to
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Merchants and Farmers Bank Profit and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                                First M&F Corporation
                                             134 West Washington Street
                                            Kosciusko, Mississippi  39090

                                             MERCHANTS AND FARMERS BANK
                                                 PROFIT AND SAVINGS PLAN

                                                 Table of Contents

                                                                                              Page

Report of Independent Registered Public Accounting Firm                                           2

Statements of Net Assets Available for Benefits                                                   3

Statements of Changes in Net Assets Available for Benefits                                        4

Notes to Financial Statements                                                                  5-11

Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                   12-13

                              Report of Independent Registered Public Accounting Firm

The Retirement Committee
Merchants and Farmers Bank
Kosciusko, Mississippi

We have audited the  accompanying  statements  of net assets  available  for benefits of the  Merchants and Farmers
Bank Profit and Savings Plan as of December 31, 2006 and 2005,  and the related  statement of changes in net assets available for benefits for the year ended December 31, 2006.  These  financial  statements  are the  responsibility of the Plan's management.  Our  responsibility is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company  Accounting  Oversight Board (United
States).  Those standards  require that we plan and perform an audit to obtain  reasonable  assurance about whether the  financial  statements  are free of  material  misstatement.  The  Plan is not  required  to have,  nor were we engaged to perform,  an audit of internal control over financial  reporting.  Our audits included  consideration of internal  control over financial  reporting as a basis for designing  audit  procedures that are appropriate in the circumstances,  but not for the  purpose  of  expressing  an opinion on the  effectiveness  of the Plan's  internal control over financial  reporting.  Accordingly,  we express no such opinion. An audit also includes examining,  on a test  basis,  evidence  supporting  the  amounts and  disclosures  in the  financial  statements,  assessing  the accounting  principles  used and  significant  estimates  made by  management,  as well as  evaluating  the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements,  referred to above,  present fairly, in all material respects,  the net assets  available  for benefits of the  Merchants  and Farmers Bank Profit and Savings Plan as of December 31, 2006
and 2005,  and changes in its net assets  available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic  financial  statements  taken as a whole.  The  supplemental  schedule,  Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December
31, 2006,  is presented for the purpose of  additional  analysis and is not a required part of the basic  financial statements  but is  supplementary  information  required by the  Department  of Labor's Rules and  Regulations  for
Reporting and Disclosure under the Employee  Retirement  Income Security Act of 1994. The supplemental  schedule is the  responsibility  of the Plan's  management.  The  supplemental  schedule  has been  subjected  to the  auditing procedures  applied in the audits of the basic financial  statements  and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  SHEARER, TAYLOR & CO., P.A.

Ridgeland, Mississippi
June 26, 2007

                                                        -2-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                  Statements of Net Assets Available for Benefits
                                            December 31, 2006 and 2005

                                                                                          2006                   2005
                                                                                          ----                   ----

Investments, at current value:
  First M & F Corporation common stock, 182,418 and 197,564 shares                  $   3,573,484          $   3,329,944
  Mutual funds                                                                          8,876,095              6,521,857
  Investment contract with insurance company, at fair value                               641,668              1,073,350
                                                                                    -------------          -------------
          Total investments, at fair value                                             13,091,247             10,925,151
                                                                                    -------------          -------------

Dividends receivable                                                                       23,714                 26,165

Contributions receivable:
  Employer                                                                                101,041                 89,135
  Participants                                                                             45,814                 37,546
                                                                                    -------------          -------------
          Total contributions receivable                                                  146,855                126,681
                                                                                    -------------          -------------

          Net assets available for benefits, at fair value                             13,261,816             11,077,997

Adjustment from fair value to contract value for fully
  benefit-responsive investment contract                                                   33,772                 56,493
                                                                                    -------------          -------------

          Net assets available for benefits                                         $  13,295,588          $  11,134,490
                                                                                    =============          =============

The accompanying notes are an integral part of these financial statements.

                                                        -3-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                        Statement of Changes in Net Assets
                                              Available for Benefits
                                           Year Ended December 31, 2006

Additions to net assets:
  Contributions:
    Employer                                                                                               $     637,615
    Participant deferrals                                                                                      1,128,127
    Rollover                                                                                                      74,981
                                                                                                           -------------
          Total contributions                                                                                  1,840,723
                                                                                                           -------------

  Investment income:
    Dividends                                                                                                    241,125
    Interest on investment contract with insurance company                                                        31,169
    Net appreciation in current value of investments                                                           1,343,403
                                                                                                           -------------
          Net investment income                                                                                1,615,697
                                                                                                           -------------

  Transfer of assets from other plan                                                                             905,654
                                                                                                           -------------

          Total additions                                                                                      4,362,074
                                                                                                           -------------

Deductions from net assets:
  Distributions for benefits paid to participants or their beneficiaries                                       2,200,976
  Administrative fees and expenses, exclusive of $23,296 paid directly by employer                                     -
                                                                                                           -------------

          Total deductions                                                                                     2,200,976
                                                                                                           -------------

          Net increase in net assets                                                                           2,161,098

Net assets available for benefits:
  Beginning of year                                                                                           11,134,490
                                                                                                           -------------

  End of year                                                                                              $  13,295,588
                                                                                                           =============

The accompanying notes are an integral part of this financial statement.

                                                        -4-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 1: Description of Plan

The following description of the Merchants and Farmers Bank (the Bank) Profit and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Bank and subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Bank, a wholly-owned subsidiary of First M & F Corporation, is the Plan sponsor, administrator and trustee. The Plan is administered by a committee appointed by the board of directors of the Bank. The Plan’s record keeping and custodial functions are performed by Principal Financial Group.

Contributions

Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Bank may contribute on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant’s salary deferral contributions during the plan year. For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched. Effective May 1, 2006, matching contributions were made at a rate of 60% of participant contributions (for participants with less than three years of service) and 75% of participant contributions (for participants with more than three years of service), subject to a 6% contribution limit per participant. Prior to this date matching contributions were made at a rate of 50% of participant contributions (for all participants), subject to a 6% contribution limit per participant. Discretionary employer contributions, in addition to discretionary matching contributions, amounted to $75,000 for 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and matching amounts contributed by the Bank on behalf of the participant. Other amounts contributed by the Bank are allocated based on a participant’s annual earnings. Investment earnings on participant directed accounts are allocated based on each participant’s account earnings. Other investment earnings are allocated based on the balance of a participant’s account.

Vesting

A participant is 100 percent vested in employer contributions after three years of credited service, upon normal retirement, total disability, or death. A participant is immediately vested in the participant’s contribution.

                                                                                                  (Continued)

                                                        -5-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 1: (Continued)

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount, periodic installments for a period not to exceed ten years, or a combination thereof. Net assets available for benefits at December 31, 2006 and 2005, included $1,282,812 and $1,363,031 allocated to the accounts of terminated participants. Total vested benefits related to these participants amounted to $1,280,930 and $1,362,763.

Forfeited Accounts

Forfeitures of $25,581 were used to reduce 2006 employer contributions. There were no forfeited nonvested accounts at December 31, 2006 and 2005.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investments

Marketable investments are stated at current value based on closing quoted market prices on the last business day of the Plan year. Investment transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

                                                                                                (Continued)

                                                        -6-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 2: (Continued)

Administrative Fees

Certain administrative and investment management fees are paid by the Plan. All other fees, including professional fees, are paid by the Bank.

Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." SFAS 157 defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements and applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of SFAS 157 will have on the Plan’s financial statements.

Stock Split

On May 15, 2006, First M&F Corporation completed a 2-for-1 stock split. All share amounts for the prior period have been adjusted to reflect the effect of the stock split.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to be consistent with 2006 presentation.

                                                        -7-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 3:  Investments

The following is a summary of  investments  that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

2006                        2005

    First M & F Corporation common stock (171,378 and
      190,130 non-participant directed shares and
      11,040 and 7,434 participant directed shares)                                   $ 3,573,484          $ 3,329,944

    Participant directed guaranteed investment contract with
      Principal Life Insurance Company, at fair value                                     641,668            1,073,350

    Participant directed mutual funds:
      Principal Investors Bond & Mortgage Securities Fund                                 336,755              675,233
      Principal Investors LifeTime 2010 Fund                                            1,646,225            1,262,302
      Principal Investors LifeTime 2020 Fund                                            1,120,073              525,694
      Principal Investors LifeTime 2030 Fund                                              891,337              361,444
      Principal Investors Partners LargeCap Blend Fund                                    813,774              818,132
      Principal Investors Partners LargeCap Growth II Fund                                527,490              607,477
                                                                                     ============         ============

During 2006, the Plan's  investments  (including  gains and losses on investments  bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

      First M & F Corporation common stock                                           $    550,451
      Mutual funds                                                                        792,952
                                                                                     ------------

                                                                                     $  1,343,403
                                                                                     ============

The  following is a summary of dividends  recorded in the 2006  statement  of changes in net assets  available  for benefits:

      First M & F Corporation common stock                                           $     98,235
      Mutual funds                                                                        142,890
                                                                                     ------------

                                                                                     $    241,125
                                                                                     ============

                                                                                                  (Continued)

                                                        -8-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 3:  (Continued)

The following is a summary of the Plan's investment in First M & F Corporation common stock:

                                                                                         Cost                Current
                                                                     Shares              Basis                Value
                                                                     ------              -----                -----

    December 31, 2006                                                182,418          $ 1,447,466          $ 3,573,484
    December 31, 2005                                                197,564            1,432,104            3,329,944
                                                                    ========          ===========          ===========

The Plan has entered into a guaranteed  investment  contract with  Principal Life  Insurance  Company  (Principal).
The rate on this contract  resets  semi-annually  on January 1 and July 1. This contract paid interest at a rate of
3.00% in 2006 and 3.43% in 2005.  At January 1, 2007,  the stated  rate of return was reset to 3.25%  through  June
30, 2007.  Participants  may ordinarily  direct the withdrawal or transfer of all or a portion of their  investment at contract  value.  There are no reserves  against the contract  value for credit risk of the  contract  issuer or otherwise.

The following is a summary of the net assets for non-participant directed investments at December 31, 2006 and
2005:

                                                                                          2006                 2005
                                                                                          ----                 ----

    Investments - First M & F Corporation common stock                                $ 3,357,208          $ 3,204,661

    Dividends receivable                                                                   22,279               25,180
    Employer contribution receivable                                                       75,000               75,000
                                                                                      -----------          -----------

                                                                                      $ 3,454,487          $ 3,304,841
                                                                                      ===========          ===========

The following is a summary of the changes in net assets for non-participant directed investments for the year ended December 31, 2006:

    Employer contributions                                                                                  $   75,000
    Dividends                                                                                                   93,117
    Net appreciation (depreciation) in current value of investments                                            527,298
    Distributions                                                                                             (535,523)
    Transfers                                                                                                  (10,246)
                                                                                                            -----------

                                                                                                            $  149,646
                                                                                                            ===========

                                                        -9-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements

Note 4:  Party-in-Interest Transactions

Parties-in-interest  are defined under  Department  of Labor  regulations  as any fiduciary of the Plan,  any party rendering  service to the Plan,  the employer  and certain  others.  Administrative  expenses of the Plan have been paid by the Plan sponsor.  The  following is a summary of  party-in-interest  investments  at December 31, 2006 and
2005:

                                                                                          2006                 2005
                                                                                          ----                 ----

  First M & F Corporation common stock                                                $ 3,573,484          $ 3,329,944

  Affiliates of Principal Financial Group:
    Guaranteed investment contract with
      Principal Life Insurance Company, at fair value                                     641,668            1,073,350

    Mutual funds managed by Princor Financial
      Services Corporation                                                              7,414,480            5,250,028
                                                                                      ===========          ===========

Note 5:  Reconciliation with Form 5500

The following is a reconciliation of 2006 financial statements to Form 5500, Schedule H:

                                                              Net Assets
                                                               Available               Change in              Employer
                                                             for Benefits              Net Assets           Contributions
                                                             ------------              ----------           -------------

  Form 5500, Schedule H                                      $ 13,271,874             $ 2,238,549             $ 712,615
  Dividends receivable:
    Current year                                                   23,714                  23,714                     -
    Prior year                                                          -                 (26,165)                    -
  Prior year employer contribution receivable                           -                 (75,000)              (75,000)
                                                             ------------             -----------             ---------

  Financial statements                                       $ 13,295,588             $ 2,161,098             $ 637,615
                                                             ============             ===========             =========

The  following  is a  reconciliation  of the 2005  statement  of net assets  available  for  benefits to Form 5500,
Schedule H:

                                                                                                          Net Assets
                                                                                                    Available for Benefits
                                                                                                    ----------------------

    Form 5500, Schedule H                                                                                $ 11,033,325
    Dividends                                                                                                  26,165
    Employer contribution receivable                                                                           75,000
                                                                                                         ------------

    Financial statements                                                                                 $ 11,134,490
                                                                                                         ============

                                                       -10-

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN

                                           Notes to Financial Statements
Note 6: Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 6, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7: Transfer of Assets from Other Plan

On February 17, 2006, First M&F Corporation acquired Columbiana Bancshares, Inc. of Columbiana, Alabama and its wholly owned subsidiary First National Bank of Shelby County. In connection with this acquisition, the retirement plan of the acquired institution was merged into the Plan effective June 1, 2006.

                                                       -11-

                                                                                                              Schedule 1

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN
                                    Employer Identification Number: 64-0202960
                                                 Plan Number: 002

                                                Schedule H, Line 4i
                                     Schedule of Assets (Held at End of Year)
                                                 December 31, 2006

(a)                                  (b)                                       (c)              (d)               (e)
                                                                            Units or                            Current
                             Identity of Issue                              Par Value           Cost             Value
                             -----------------                              ---------           ----             -----

          Equity securities:
*          First M & F Corporation                                           182,418        $ 1,447,466      $ 3,573,484

          Mutual funds:
            Princor Financial Services Corporation:
*            Principal Investors Bond & Mortgage Securities Fund              31,859                N/A          336,755
*            Principal Investors S&P 500 Index Fund                              908                N/A            9,103
*            Principal Investors LifeTime Strategic Fund                      18,692                N/A          231,033
*            Principal Investors LifeTime 2010 Fund                          126,535                N/A        1,646,225
*            Principal Investors LifeTime 2020 Fund                           82,662                N/A        1,120,073
*            Principal Investors LifeTime 2030 Fund                           65,830                N/A          891,337
*            Principal Investors LifeTime 2040 Fund                           35,950                N/A          495,748
*            Principal Investors LifeTime 2050 Fund                            7,831                N/A          104,932
*            Principal Investors Partners LargeCap Blend Fund                 73,645                N/A          813,774
*            Principal Investors Partners LargeCap Value Fund                  2,700                N/A           41,100
*            Principal Investors Partners MidCap Value Fund                   25,343                N/A          373,802
*            Principal Investors Real Estate Fund                             10,859                N/A          278,968
*            Principal Investors S&P 400 Index Fund                            6,078                N/A           88,069
*            Principal Investors Partners LargeCap Growth II Fund             66,268                N/A          527,490
*            Principal Investors Partners MidCap Growth Fund                   4,821                N/A           45,656
*            Principal Investors Partners SmallCap Growth II Fund             10,241                N/A           87,153
*            Principal Investors Partners SmallCap Value Fund                  5,531                N/A          100,218
*            Principal Investors S&P 600 Index Fund                            5,656                N/A          101,930
*            Principal Investors Partners International Fund                   7,885                N/A          121,114

            The American Funds:
              American Funds Perspective R3 Fund                              14,591                N/A          457,707
              American Funds Hi-Income R3 Fund                                 4,940                N/A           62,294
              American Funds Fundamental Investors R3 Fund                     8,950                N/A          357,842
              American Funds Growth Fund of America R3 Fund                   11,791                N/A          382,632

            Mason Street Funds:
              American Century Mason Street Select Bond Fund                  21,375                N/A          201,140
                                                                                                              ----------

                    Total mutual funds                                                                         8,876,095
                                                                                                              ----------

                                                                                                         (Continued)

                                                       -12-

                                                                                                              Schedule 1
                                                                                                              (Continued)

                                            MERCHANTS AND FARMERS BANK
                                              PROFIT AND SAVINGS PLAN
                                    Employer Identification Number: 64-0202960
                                                 Plan Number: 002

                                                Schedule H, Line 4i
                                     Schedule of Assets (Held at End of Year)
                                                 December 31, 2006

(a)                                  (b)                                       (c)              (d)               (e)
                                                                            Units or                            Current
                             Identity of Issue                              Par Value           Cost             Value
                             -----------------                              ---------           ----             -----

           Principal Life Insurance Company:
        *  Guaranteed Investment Contract - 3.30%, at contract value                             N/A        $    675,440
                                                                                                            ------------

                    Total investments                                                                       $ 13,125,019
                                                                                                            ============

        * - Denotes party-in-interest

        N/A - Cost information not required for participant directed investments

                                                       -13-

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Merchants and Farmers Bank Profit and Savings Plan

                                                           By:  /s/ John G. Copeland
                                                              --------------------------------------------
                                                               John G. Copeland
                                                               Executive Vice President & CFO

Date:  June 28, 2007